Mail Stop 3561

							October 13, 2005

Harmon Hardy
Chief Executive Officer
Stelax Industries Ltd.
5515 Meadow Crest Drive
Dallas, TX  75229


	RE:	Stelax Industries Ltd.
		Item 4.01 Form 8-K filed February 7, 2005 as amended
September 19, 2005
		File No. 0-18052


Dear Mr. Hardy:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In our comment letter dated August 16, 2005 we requested you to provide certain representations, in writing. We do not see where you have provided these representations. Please file EDGAR correspondence with the requested information. For your convenience this letter repeats the representations we previously requested.
2. In comment number one from our August 16, 2005 comment letter, we requested you use the term "dismissed" rather than "replaced." Please revise to use the term "dismissed" if Deloitte did not resign or decline to stand for reelection.
3. Please revise to disclose the date you engaged Killman, Murell
&
Co. Since the engagement of new auditors is an event separate from the dismissal of Deloitte, you may want to provide this disclosure in a separate paragraph.



Harmon Hardy
Stelax Industries Ltd.
October 13, 2005
Page 2


4. Item 304(a)(3) of Regulation S-K requires you to request a letter from the former accountants stating whether they agree with the statements made in the filing. We believe that your disclosure in the first paragraph of the amendment filed September 19, 2005, limits the scope of the letter required from your former accountant. For example, the filing should discuss any disagreements with Deloitte through February 1, 2005, not just those in connection with the last two fiscal years on which Deloitte opined. It also appears that sub-paragraph (f) of your disclosure covers the same information. Please revise to delete the duplicative information or make the disclosures consistent.
5. It appears that sub-paragraph (a) of managements` representations relates to reports issued by Deloitte. It is not clear why you refer to disputes in this paragraph or how you define "disputes" as opposed to disagreements. Please revise to provide the information required by Item 304(a)(1)(ii) of Regulation S-K in a clear manner. If you believe no revision is necessary, please support your position.
6. In your amendment filed September 19, 2005, you stated you would file the required by Item 304(a)(3) of Regulation S-K letter when received. Please tell us if you have received the letter. If you have not received the letter, please tell us what efforts you have made in this regard. Your response should include the dates, addresses and names of any people you have attempted to contact, and any other information you have learned in this process. We may have additional comment.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Harmon Hardy
Stelax Industries Ltd.
October 13, 2005
Page 3




	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to me at
(202) 551-3841.

							Sincerely,



							Michael Moran
						            Accounting Branch Chief


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